

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
William Iny
Chief Executive Officer
Sky Harvest Windpower Corp.
890 West Pender Street, Suite 710
Vancouver, BC Canada V6J 1J9

> **Re:** **Sky Harvest Windpower Corp.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed September 13, 2011**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed September 20, 2011**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended May31, 2011**
> **Filed March 20, 2012**
> **Form 10-Q for the Period Ended November 30, 2011**
> **Filed January 17, 2012**
> **File No. 0-52410**

Dear Mr. Iny:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief